



FY17
INTERIM RESULTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2016

KEY FEATURES

- Safety rates improving
- Repaid most of our debt
- Shareholder returns – interim dividend of 50 SA cents (4 US cents)
- 8% increase in gold production
- 3% increase in grade – upward trend continues
- R627 million (US$45 million) cash inflows from hedging activity
- 4% increase in all-in sustaining costs at R510 506/kg (14% to US$1 136/oz due to exchange rate)
- Headline earnings of 150 SA cents (11 US cents)

		6 months ended December 2016 (H1FY17)	6 months ended June 2016 (H2FY16)	% Variance
Gold produced[1]	– kg	17 227	15 974	8
	– oz	553 862	513 576	8
Cash operating costs	– R/kg	437 996	413 796	(6)
	– US$/oz	974	836	(17)
Gold sold[1]	– kg	16 923	15 900	6
	– oz	544 086	511 198	6
Underground grade	– g/t	5.04	4.88	3
Total costs and capital[2]	– R/kg	522 264	485 175	(8)
	– US$/oz	1 162	980	(19)
All-in sustaining costs[2]	– R/kg	510 506	492 898	(4)
	– US$/oz	1 136	996	(14)
Gold price received	– R/kg	585 908	605 476	(3)
	– US$/oz	1 303	1 223	7
Production profit	– R million	2 474	3 092	(20)
	– US$ million	177	201	(12)
Basic earnings/(loss) per share	– SAc/s	352	320	10
	– USc/s	25	21	19
Headline earnings/(loss)	– Rm	657	1 412	(53)
	– US$m	47	92	(49)
Headline earnings/(loss) per share	– SAc/s	150	324	(54)
	– USc/s	11	21	(48)
Exchange rate	– R/US$	13.98	15.39	(9)

[1]Includes production for Hidden Valley attributable to Stage 5 & 6 capitalised for H1FY17: 81 kilograms (2 618 ounces).

[2]Re-stated to include capitalised stripping.

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report and the Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2016 are available on our website (www.harmony.co.za/investors).

SHAREHOLDER INFORMATION

Issued ordinary share capital at 31 December 2016	439 787 199
Issued ordinary share capital at 30 June 2016	437 299 479
MARKET CAPITALISATION	
At 31 December 2016 (ZARm)	13 866
At 31 December 2016 (US$m)	1 014
At 30 June 2016 (ZARm)	22 945
At 30 June 2016 (US$m)	1 567
HARMONY ORDINARY SHARES AND ADR PRICES	
12-month high (1 January 2016 – 31 December 2016) for ordinary shares	67.00
12-month low (1 January 2016 – 31 December 2016) for ordinary shares	15.20
12-month high (1 January 2016 – 31 December 2016) for ADRs	4.81
12-month low (1 January 2016 – 31 December 2016) for ADRs	1.06
FREE FLOAT	100%
ADR RATIO	1:1
JSE LIMITED	HAR
Range for six months (1 July – 31 December 2016 closing prices)	R25.87 – R67.00
Average daily volume for the six months (1 July – 31 December 2016)	2 122 890 shares
Range for previous six months (1 January – 30 June 2016 closing prices)	R15.20 – R62.89
Average daily volume for the previous six months (1 January – 30 June 2016)	2 935 000 shares
NEW YORK STOCK EXCHANGE including other US trading platforms	HMY
Range for six months (1 July – 31 December 2016 closing prices)	US$1.89 – US$4.81
Average daily volume for the six months (1 July – 31 December 2016)	5 032 529 ADRs
Range for previous six months (1 January – 30 June 2016 closing prices)	US$1.06 – US$4.17
Average daily volume for the previous six months (1 January – 30 June 2016)	5 233 520 ADRs
INVESTORS' CALENDAR	
FY 17 year end results	17 August 2017
Annual general meeting	23 November 2017

CONTACT DETAILS

CORPORATE OFFICE
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS
PT Motsepe* *(chairman)*
FFT De Buck*^ *(lead independent director)*
JM Motloba*^ *(deputy chairman)*
PW Steenkamp *(chief executive officer)*
F Abbott *(financial director)*
JA Chissano*1^, KV Dicks*^, Dr DSS Lushaba*^
CE Markus*^, HE Mashego**, M Msimang*^
KT Nondumo*^, VP Pillay*^, JL Wetton*^, AJ Wilkens*

* *Non-executive*
** *Executive*
^ *Independent*
1 *Mozambican*

INVESTOR RELATIONS
E-mail: harmonyIR@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

COMPANY SECRETARY
Riana Bisschoff
Telephone: +27 11 411 6020
Fax: +27 11 696 9734
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za

TRANSFER SECRETARIES
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 2450

ADR* DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free: +1-800-937-5449
Int: +1-718-921-8137
Fax: +1-718-765-8782
ADR: American Depositary Receipts

SPONSOR
JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS
JSE Limited: HAR
New York Stock Exchange, Inc.: HMY
Berlin Stock Exchange: HAM1

REGISTRATION NUMBER:
1950/038232/06
Incorporated in the Republic of South Africa

ISIN:
ZAE 000015228



FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words "targets", "believes", "expects", "aims" "intends" "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the group's insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the company's latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

COMPETENT PERSON'S DECLARATION

In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and reserves of South Africa:

Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA, who has 21 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy (SAIMM).

Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff

Physical address:	**Postal address:**
Randfontein Office park	PO Box 2
Corner of Main Reef Road and Ward Avenue	Randfontein
Randfontein	1760
South Africa	South Africa

CONTENTS

Resources and reserves of Papua New Guinea:

Gregory Job, BSc, MSc, who has 28 years' relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job

Physical address:	**Postal address:**
Level 2	PO Box 1562
189 Coronation Drive	Milton, Queensland
Milton, Queensland 4064	4064
Australia	Australia

Both these competent persons, who are full-time employees of Harmony Gold Mining Company Limited, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

We achieved all we set out to in the six months from 1 July 2016 to 31 December 2016. We improved our safety performance and increased production. Safe mines are profitable mines and profitable mines strengthen our margins.

SAFETY

Despite a significant improvement in our fatality injury frequency rate quarter on quarter and half year on half year, it is with deep regret that we report three fatalities in the past six months.

Our underground South African operations recorded a fatality free quarter for the three months to December 2016, which was a notable achievement. For the six months from 1 July 2016 to 31 December 2016, Harmony's fatality injury frequency rate of 0.08 was lower than the previous six month period's rate of 0.10 and lower than the combined rate (0.10) for the main gold producers in South Africa.

Tshepong achieved its first ever 2.5 million fatality-free shifts (FFS) on 27 October 2016, equivalent to 794 days without a fatality. Doornkop achieved its first ever 2 million FFS on 17 December 2016, which equates to 872 days free of fatalities. The Free State Surface Sources reported 3.5 million FFS on 16 November 2016 (equivalent to 159 months without a fatality or just more than 13 years).

Important to note is that safety is being taken extremely serious in our company. Each person is bound by our safety pledge. Our number of white flag days is a good indication of where our safety efforts need to increase. A white flag day is one where no one suffered an injury at the mine during the course of one working day.

The following operations recorded white flag (injury free) months:

- Unisel in December 2016
- Bambanani in September 2016, November 2016 and December 2016
- Joel in October 2016

OPERATIONAL RESULTS – 6 months on 6 months

Gold production for the six months ended 31 December 2016 increased by 8% to 17 227kg (553 862 oz), compared to 15 974kg (513 576 oz) for the six months ended June 2016. All-in sustaining costs for all operations increased by only 4% to R510 506/kg (14% to US$1 136/oz).

Gold production increased at the following operations:

- *Kusasalethu (+307kg, 9 871oz):* gold production increased by 16%, mainly due to a 13% (37 000t) increase in tonnes milled, supported by a 3% increase in the recovered grade to 6.75g/t (June 2016: 6.55g/t)
- *Bambanani (+263kg, 8 456oz):* tonnes milled increased by 16% (17 000t) while the recovered grade improved by 5% to 12.03g/t (June 2016: 11.48g/t), resulting in a 22% increase in gold produced
- *Phakisa (+217kg, 6 977oz):* gold production increased by 11%, due mainly to a 6% increase in the recovered grade to 6.33g/t (June 2016: 5.95g/t). Tonnes milled improved by 4% (14 000t)
- *Joel (+212kg, 6 816oz):* an 18% increase in the recovered grade to 4.84g/t (June 2016: 4.11g/t), combined with a 2% increase in tonnes milled, resulted in a 20% increase in gold produced.

- *Unisel (+183kg, 5 884oz):* a 24% increase in gold production was due to a 15% increase in the recovered grade to 4.37g/t (June 2016: 3.79g/t). Tonnes milled, increased by 7% or 15 000t
- *Masimong (+133kg, 4 277oz):* tonnes milled increased by 10% (30 000t) and recovered grade increased by 2% to 3.72g/t (June 2016: 3.65g/t), resulting in a 12% increase in gold production
- *Phoenix (+82kg, 2 637oz):* gold production increased by 21% due mainly to a 17% increase in the recovered grade to 0.14g/t (June 2016: 0.12g/t). Tonnes milled increased 7% (231 000t)
- *Kalgold (+78kg, 2 508oz)* the recovered grade increased to 0.81g/t (June 2016: 0.71g/t), resulting in a 15% increase in gold produced
- *Hidden Valley*: 1.2Mt were milled, an increase of 24% on the previous six months. This was partly offset by a 17% decline in the recovered grade to 1.15g/t, resulting in a 39kg (1 253oz) (3%) increase in gold produced

The following operations, where production declined, require more attention:

- *Target 1 (–148kg, 4 759oz):* Production was severely affected by unstable ground conditions which hampered further mining in the higher grade areas. The 11% decrease in gold production was mainly due to a 17% decrease in the recovered grade to 3.00g/t (June 2016: 3.62g/t). Additional geological infill drilling indicates that we will not meet the mine's existing plan for FY17. We will implement a narrow reef mining method to access the higher-grade ore, with expected production to be about 250kg per month. To this end, a zero-based costing exercise has begun to identify opportunities to return the mine to profitability and to ensure an acceptable operating margin at a reduced production profile
- *Tshepong (–67kg, 2 154oz):* Tonnes milled declined by 17 000t resulting in a 3% decrease in gold production
- *Doornkop (–38kg, 1 222oz):* A 3% decrease in the recovered grade to 4.16g/t (June 2016: 4.29g/t) resulted in a 3% decrease in gold produced

HIDDEN VALLEY – progress in line with plan

Since acquiring Hidden Valley, we have made good progress in positioning the mine for growth. Waste stripping at Stage 5 has commenced and we have invested in additional and replacement mobile fleet (9 additional mining trucks were ordered). We are currently processing the Hamata ore and stockpiles until June 2017, followed by a five-month mill shut-down. During the shut-down we plan to do plant maintenance and attend to upgrade projects.

The total re-investment capital will be net US$180 million (US$70 million in FY17 and US$110 million in FY18). Commercial levels of production post pre-strip is estimated to be achieved in the June quarter of calendar year 2018, with steady state production thereafter of about 180 000oz of gold and 3Moz of silver.

Planned life-of-mine information is as follows:

- Production to be 1.2Moz of gold (after re-investment 1 Moz of gold) and 18Moz of silver (after re-investment 16 Moz of silver)
- Recovered gold grade of between 1.4g/t to 1.5g/t and silver at approximately 20g/t to 23g/t
- Milling rate of approximately 4Mt per annum
- Mining rate ramps up to 28Mt per annum
- Life of mine all-in sustaining cash cost post re-investment (real) ranging from US$850/oz to US$950/oz on average

A regional exploration programme has commenced proximate to the Hidden Valley mine. In addition, during FY18 a prefeasibility study will commence to underpin a possible further 7 year mine life extension through a further cutback on the Hidden Valley Kaveroi orebody.

Hidden Valley is an asset that we are familiar with – we know the ore body, have strong relationships with government and the communities and have a robust re-investment plan that will generate a return for our shareholders.

FINANCIAL RESULTS

The higher Rand gold and US dollar gold price received over the last year has improved the profitability of our operations and enabled the company to enter into favourable hedging arrangements. Combined with producing safe, profitable ounces, we also focus on prudent cash management.

H1FY17 to H2FY16

The average spot gold price during the six months ended December 2016 was R569 241/kg, 6% lower than the R605 476/kg recorded in the previous six months. During the six months to December 2016 the rand strengthened by 9% against the US dollar from an average of R15.39/US$ in the six months ended June 2016 to an average of R13.98/US$. The average US dollar gold price for the six months ended December 2016 increased 4% to US$1 266/oz (June 2016: US$1 223/oz). After accounting for R233 million (US$17 million) realised profits resulting from the gold hedge, the average gold price received increased to R585 908/kg (US$1 303/oz) for the six months ended December 2016.

Revenue including the gold hedge increased by 3% to R9.868 billion (13% to US$706 million) in the six months ended 31 December 2016.

Total production profit decreased to R2.474 billion (US$177 million), from R3.092 billion (US$201 million) in H2FY16 after accounting for a 14% increase in cash operating costs. Operating costs were higher due to the inclusion of 100% of Hidden Valley as from 26 October 2016 and increases in labour costs, electricity tariffs and royalty costs at our South African operations.

All-in sustaining costs (AISC) for all operations increased by 4% to R510 506/kg in H1FY17, compared to R492 898/kg in H2FY16 (increased by 14% to US$1 136/oz compared to US$996/oz in H2FY16).

All-in sustaining costs (AISC) for the South African operations increased by 1% to R505 795/kg (11% to US$1 125/oz) compared to H2FY16.

All-in sustaining costs (AISC) for Hidden Valley increased to R567 012/kg (US$1 264/oz) compared to H2FY16: R429 121/kg (46% to US$867/oz), mainly due to processing the lower grade stockpiles.

A net profit of R1.5 billion (US$111 million) was recorded in the six months ended 31 December 2016 compared to a net profit of R1.4 billion (US$89 million) recorded in the six months ended 30 June 2016.

Headline earnings amounted to 150 SA cents per share (11 US cents per share) compared to headline earnings of 324 SA cents per share (21 US cents per share) for the six months ended 30 June 2016.

Accounting for the Hidden Valley transaction

Following the completion of the Hidden Valley transaction, 100% of the operation's income, expenses, assets and liabilities were accounted for from the 26th of October 2016. A gain on purchase of R848 million (US$61 million) was recorded. Refer to note 4 for further details.

Net debt

Positive cash flow generation from our operations enabled the company to pay a dividend[1] of R218 million (US$16 million) in September 2016 and reduce net debt from R1.1 billion (US$74 million) at the end of 30 June 2016 to R289 million (US$21 million) at the end of 31 December 2016. Refer to note 8 for further details related to borrowings at 31 December 2016.

_____

1 Dividend of 50 SA cents (4 US cents) declared for the year ended 30 June 2016.

HEDGING ACTIVITY

Currency hedging

The foreign currency hedging is in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) rand/US dollar exchange rate at which to convert US dollars to rands. The nominal value of the hedging contracts as at 31 December 2016 is US$442 million. The hedging contracts are spread over a 12 month period, and are summarised as follows:

	FY17 Q3	FY17 Q4	FY18 Q1	FY18 Q2
Sold call options				
Nominal	US$112m	US$146m	US$111m	US$73m
Average strike price	R18.59	R17.38	R16.28	R16.22
Lowest strike price	R17.93	R16.21	R16.20	R16.20
Highest strike price	R19.08	R18.28	R16.50	R16.30
Purchased put option				
Nominal	US$112m	US$146m	US$111m	US$73m
Average strike price	R15.56	R15.47	R14.98	R15.00
Lowest strike price	R15.40	R14.85	R14.85	R15.00
Highest strike price	R15.80	R16.10	R15.15	R15.00

The realised gain from contracts maturing in the six months to 31 December 2016 amounted to R394 million (US$28 million).

Gold hedging

Gold hedging is in the form of short-term gold forward sale contracts with a maximum term of 24 months. The nominal value hedged as at 31 December 2016 was 370 000 ounces, representing approximately 20% of our total production. The breakdown of gold forward sale contracts entered into are as follows:

		Q1	Q2	Q3	Q4
FY 2017	Kg's			1 680	1 680
	Average R/kg			R660 632/kg	R673 143/kg
FY 2018	Kg's	1 680	1 680	1 680	1 680
	Average R/kg	R686 131/kg	R699 540/kg	R712 982/kg	R727 765/kg
FY 2019	Kg's	1 431			
	Average R/kg	R709 785/kg			

During the six months ended 31 December 2016 a gain of R233 million (US$17 million) was realised on the contracts that matured and is included in revenue. Cash flow hedge accounting is applied to the contracts.

Refer to note 3 and 7 for further details.

GOLPU

The Wafi-Golpu Joint Venture parties continued to work with the Papua New Guinea Government to advance our application for a special mining lease for the Wafi-Golpu project. Work continued during the first half of the financial year on those areas identified in the forward work plan.

DIVIDEND

Our strategy to mine safe, profitable ounces and increase our margins is paying off. As a result, the board has decided to return cash to shareholders and they have approved a 50 SA cents (4 US cents) dividend. See page 7 for details.

CONCLUSION

We believe it is important to continue to strengthen our cash flow, to pay dividends and to finance our growth ambitions, and to ensure that Harmony's share price correctly reflects its true value. It is important that shareholders acknowledge that Harmony has a sustainable investment case based on prudent financial planning and capital allocation that is aimed at enhancing the value of our portfolio.

Although the March quarter is traditionally a difficult production quarter due to the slow start-up after the festive season, we believe that our annual guidance of approximately 1 050 000oz of gold at a cash cost of about $1 100/oz (~R495 000/kg at an exchange rate of R14.00) is achievable.

We will continue our strong operational performance and create further value uplift.

Peter Steenkamp
Chief Executive Officer

NOTICE OF CASH DIVIDEND

Our dividend declaration for the six months ending 31 December 2016 is as follows:

NOTICE OF CASH DIVIDEND

Declaration of ordinary dividend no. 87

The board has approved and declared an interim dividend of 50 SA cents (4 US cents) per ordinary share in respect of the six months ended 31 December 2016.

In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local Dividends Tax rate is 15% (fifteen per centum);
- The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- The net local dividend amount is 42.5 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
- Harmony currently has 439 787 199 ordinary shares in issue (which includes 559 519 treasury shares); and
- Harmony Gold Mining Company Limited's income tax reference number is 9240/012/60/0.

A dividend No. 87 of 50 SA cents per ordinary share, being the dividend for the six months ended 31 December 2016, has been declared payable on Monday, 20 March 2017 to those shareholders recorded in the books of the company at the close of business on Friday, 17 March 2017. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than Friday, 17 March 2017.

Last date to trade ordinary shares cum dividend is	Tuesday, 14 March 2017
Ordinary shares trade ex-dividend	Wednesday, 15 March 2017
Record date	Friday, 17 March 2017
Payment date	Monday, 20 March 2017

No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 15 March 2017 and Friday, 17 March 2017, both dates inclusive, nor may any transfers between registers take place during this period.

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC)

| | | Six months ended | | | | South Africa | | | |
| | | | | | | Underground production | | | |
			Tshepong	Phakisa	Bambanani	Joel	Doornkop	Target 1	Kusasalethu
Ore milled	– t'000	Dec-16	518	344	123	268	317	384	323
		Jun-16	535	330	106	264	316	359	286
Yield	– g/tonne	Dec-16	4.71	6.33	12.03	4.84	4.16	3.00	6.75
		Jun-16	4.68	5.95	11.48	4.11	4.29	3.62	6.55
Gold produced[1]	– kg	Dec-16	2 439	2 179	1 480	1 298	1 318	1 151	2 181
		Jun-16	2 506	1 962	1 217	1 086	1 356	1 299	1 874
Gold sold[1]	– kg	Dec-16	2 393	2 139	1 452	1 313	1 324	1 124	2 131
		Jun-16	2 496	1 955	1 212	1 008	1 314	1 323	1 806
Gold price received	– R/kg	Dec-16	586 751	587 747	587 059	588 313	588 388	584 472	592 875
		Jun-16	606 220	605 947	605 564	605 463	604 164	605 233	605 817
Revenue	(R'000)	Dec-16	1 404 096	1 257 191	852 409	772 455	779 026	656 946	1 263 416
		Jun-16	1 513 124	1 184 626	733 943	610 307	793 872	800 723	1 094 106
Cash operating cost	(R'000)	Dec-16	1 035 403	844 533	449 586	484 024	597 771	669 110	1 037 058
		Jun-16	949 067	705 746	402 786	425 489	533 348	615 907	924 771
Inventory movement	(R'000)	Dec-16	(19 244)	(17 589)	(14 363)	5 706	1 479	(10 405)	(15 981)
		Jun-16	(7 011)	(4 988)	(977)	(33 734)	(25 720)	632	(43 481)
Operating costs	(R'000)	Dec-16	1 016 159	826 944	435 223	489 730	599 250	658 705	1 021 077
		Jun-16	942 056	700 758	401 809	391 755	507 628	616 539	881 290
Production profit	(R'000)	Dec-16	387 937	430 247	417 186	282 725	179 776	(1 759)	242 339
		Jun-16	571 068	483 868	332 134	218 552	286 244	184 184	212 816
Capital expenditure[2]	(R'000)	Dec-16	193 935	157 692	41 950	120 041	111 258	139 987	138 900
		Jun-16	167 480	162 445	52 850	103 098	115 874	160 994	196 209
Cash operating costs	– R/kg	Dec-16	424 519	387 578	303 774	372 900	453 544	581 329	475 497
		Jun-16	378 718	359 707	330 966	391 795	393 324	474 139	493 474
	– R/tonne	Dec-16	1 999	2 455	3 655	1 806	1 886	1 742	3 211
		Jun-16	1 774	2 139	3 800	1 612	1 688	1 716	3 233
Cash operating cost and Capital[2]	– R/kg	Dec-16	504 034	459 947	332 119	465 381	537 958	702 951	539 183
		Jun-16	445 549	442 503	374 393	486 728	478 777	598 076	598 175
All-in sustaining cost[2]	– R/kg	Dec-16	508 970	472 471	332 778	427 123	565 877	731 710	557 443
		Jun-16	456 159	453 534	375 987	445 332	486 741	604 176	614 069
Operational free cash flow margin[3]	%	Dec-16	12	20	42	22	9	(23)	7
		Jun-16	26	27	38	13	18	3	(2)

[1]Gold produced and sold for Hidden Valley includes 81 kilograms for the six months ended December 2016 that has been capitalised.

[2]Capital expenditure for Kalgold and Hidden Valley for the six months ended June 2016 has been re-stated to include capitalised stripping.

[3]Excludes run of mine costs for Kalgold (Dec-16: –R2.288m, Jun-16: R5.214m) and Hidden Valley (Dec-16: R140.794m, Jun-16: R8.881m).

	Masimong	Unisel	Total Underground	Surface production			Total Surface	Total South Africa	Hidden Valley	Total Harmony
				Phoenix	Dumps	Kalgold				
	331	**217**	**2 825**	**3 392**	**1 473**	**753**	**5 618**	**8 443**	**1 233**	**9 676**
	301	202	2 699	3 161	1 612	745	5 518	8 217	994	9 211
	3.72	**4.37**	**5.04**	**0.14**	**0.35**	**0.81**	**0.28**	**1.87**	**1.15**	**1.78**
	3.65	3.79	4.88	0.12	0.32	0.71	0.26	1.78	1.38	1.73
	1 231	**948**	**14 225**	**467**	**510**	**610**	**1 587**	**15 812**	**1 415**	**17 227**
	1 098	765	13 163	385	518	532	1 435	14 598	1 376	15 974
	1 207	**930**	**14 013**	**461**	**491**	**581**	**1 533**	**15 546**	**1 377**	**16 923**
	1 095	761	12 970	379	507	550	1 436	14 406	1 494	15 900
	586 513	**587 737**	**588 029**	**575 362**	**589 053**	**590 523**	**585 493**	**587 779**	**563 456**	**585 908**
	605 282	606 507	605 631	603 354	602 538	603 629	603 171	605 386	606 342	**605 476**
	707 921	**546 595**	**8 240 055**	**265 242**	**289 225**	**343 094**	**897 561**	**9 137 616**	**730 239**	**9 867 855**
	662 784	461 552	7 855 037	228 671	305 487	331 996	866 154	8 721 191	905 875	9 627 066
	564 319	**425 295**	**6 107 099**	**186 986**	**228 995**	**323 714**	**739 695**	**6 846 794**	**663 080**	**7 509 874**
	518 813	381 831	5 457 758	159 612	224 976	276 081	660 669	6 118 427	491 544	6 609 971
	(10 793)	**(8 491)**	**(89 681)**	**(745)**	**(5 127)**	**(14 799)**	**(20 671)**	**(110 352)**	**(5 140)**	**(115 492)**
	(2 906)	(1 383)	(119 568)	(4 371)	(10 171)	7 888	(6 654)	(126 222)	51 051	(75 171)
	553 526	**416 804**	**6 017 418**	**186 241**	**223 868**	**308 915**	**719 024**	**6 736 442**	**657 940**	**7 394 382**
	515 907	380 448	5 338 190	155 241	214 805	283 969	654 015	5 992 205	542 595	6 534 800
	154 395	**129 791**	**2 222 637**	**79 001**	**65 357**	**34 179**	**178 537**	**2 401 174**	**72 299**	**2 473 473**
	146 877	81 104	2 516 847	73 430	90 682	48 027	212 139	2 728 986	363 280	3 092 266
	54 919	**35 408**	**994 090**	**3 848**	**94 185**	**8 280**	**106 313**	**1 100 403**	**344 470**	**1 444 873**
	57 328	32 263	1 048 541	4 736	14 402	19 657	38 795	1 087 336	52 875	1 140 211
	458 423	**448 623**	**429 322**	**400 398**	**449 010**	**530 679**	**466 096**	**433 013**	**497 061**	**437 996**
	472 507	499 125	414 629	414 577	434 317	518 949	460 397	419 128	357 227	413 796
	1 705	**1 960**	**2 162**	**55**	**155**	**430**	**132**	**811**	**580**	**783**
	1 724	1 890	2 022	50	140	371	120	745	495	718
	503 037	**485 974**	**499 205**	**408 638**	**633 686**	**544 252**	**533 086**	**502 605**	**755 285**	**522 264**
	524 719	541 299	494 287	426 878	462 120	555 898	487 431	493 613	395 653	485 175
	517 240	**499 891**	**508 197**	**412 332**	**459 209**	**561 556**	**483 901**	**505 795**	**567 012**	**510 506**
	546 615	561 454	501 430	422 997	461 111	568 425	492 154	499 511	429 121	492 898
	13	**16**	**14**	**28**	**(12)**	**3**	**5**	**13**	**(19)**	**11**
	13	10	17	28	22	12	20	17	41	20

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

		Six months ended	Tshepong	Phakisa	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	South Africa Underground production
Ore milled	– t'000	Dec-16	571	379	135	295	349	424	357	
		Jun-16	590	364	117	291	349	395	315	
Yield	– oz/tonne	Dec-16	0.137	0.185	0.352	0.141	0.121	0.087	0.196	
		Jun-16	0.137	0.173	0.334	0.120	0.125	0.106	0.191	
Gold produced[1]	– oz	Dec-16	78 416	70 057	47 583	41 732	42 375	37 005	70 121	
		Jun-16	80 570	63 080	39 127	34 916	43 597	41 764	60 250	
Gold sold[1]	– oz	Dec-16	76 936	68 770	46 683	42 214	42 568	36 137	68 513	
		Jun-16	80 248	62 855	38 967	32 408	42 247	42 535	58 064	
Gold price received	– $/oz	Dec-16	1 305	1 307	1 306	1 309	1 309	1 300	1 319	
		Jun-16	1 225	1 224	1 223	1 223	1 221	1 223	1 224	
Revenue	($'000)	Dec-16	100 415	89 909	60 961	55 243	55 713	46 982	90 354	
		Jun-16	98 289	76 951	47 675	39 644	51 568	52 013	71 071	
Cash operating cost	($'000)	Dec-16	74 048	60 397	32 152	34 615	42 750	47 852	74 166	
		Jun-16	61 649	45 843	26 164	27 638	34 645	40 008	60 071	
Inventory movement	($'000)	Dec-16	(1 376)	(1 258)	(1 027)	408	106	(744)	(1 143)	
		Jun-16	(455)	(324)	(63)	(2 191)	(1 671)	41	(2 824)	
Operating costs	($'000)	Dec-16	72 672	59 139	31 125	35 023	42 856	47 108	73 023	
		Jun-16	61 194	45 519	26 101	25 447	32 974	40 049	57 247	
Production profit	($'000)	Dec-16	27 743	30 770	29 836	20 220	12 857	(126)	17 331	
		Jun-16	37 095	31 432	21 574	14 197	18 594	11 964	13 824	
Capital expenditure[2]	($'000)	Dec-16	13 870	11 278	3 001	8 585	7 957	10 012	9 934	
		Jun-16	10 879	10 552	3 433	6 697	7 527	10 458	12 745	
Cash operating costs	– $/oz	Dec-16	944	862	676	829	1 009	1 293	1 058	
		Jun-16	765	727	669	792	795	958	997	
	– $/t	Dec-16	130	159	238	117	122	113	208	
		Jun-16	104	126	224	95	99	101	191	
Cash operating cost and Capital[2]	– $/oz	Dec-16	1 121	1 023	739	1 035	1 197	1 564	1 199	
		Jun-16	900	894	756	983	967	1 208	1 209	
All-in sustaining cost[2]	– $/oz	Dec-16	1 132	1 051	740	950	1 259	1 628	1 240	
		Jun-16	922	916	760	900	983	1 221	1 241	
Operational free cash flow margin[3]	%	Dec-16	12	20	42	22	9	(23)	7	
		Jun-16	26	27	38	13	18	3	(2)	

[1]Gold produced and sold for Hidden Valley includes 2 618 ounces for the six months ended December 2016 that has been capitalised.

[2]Capital expenditure for Kalgold and Hidden Valley for the six months ended June 2016 has been re-stated to include capitalised stripping.

[3]Excludes run of mine costs for Kalgold (Dec-16: –US$0.164m, Jun-16: US$0.339m) and Hidden Valley (Dec-16: US$10.069m, Jun-16: US$0.577m).

Masimong	Unisel	Total Underground	Surface production			Total Surface	Total South Africa	Hidden Valley	Total Harmony
			Phoenix	Dumps	Kalgold				
365	**240**	**3 115**	**3 740**	**1 624**	**830**	**6 194**	**9 309**	**1 360**	**10 669**
332	222	2 975	3 485	1 778	821	6 084	9 059	1 096	10 155
0.108	**0.127**	**0.147**	**0.004**	**0.010**	**0.024**	**0.008**	**0.055**	**0.033**	**0.052**
0.106	0.111	0.142	0.004	0.009	0.021	0.008	0.052	0.040	0.051
39 578	**30 479**	**457 346**	**15 015**	**16 396**	**19 612**	**51 023**	**508 369**	**45 493**	**553 862**
35 301	24 595	423 200	12 378	16 654	17 104	46 136	469 336	44 240	513 576
38 806	**29 901**	**450 528**	**14 821**	**15 786**	**18 680**	**49 287**	**499 815**	**44 271**	**544 086**
35 205	24 467	416 996	12 185	16 300	17 683	46 168	463 164	48 034	511 198
1 305	**1 307**	**1 308**	**1 280**	**1 310**	**1 314**	**1 302**	**1 307**	**1 254**	**1 303**
1 223	1 225	1 224	1 219	1 217	1 220	1 219	1 223	1 225	**1 223**
50 628	**39 090**	**589 295**	**18 969**	**20 684**	**24 537**	**64 190**	**653 485**	**52 224**	**705 709**
43 053	29 981	510 245	14 854	19 844	21 566	56 264	566 509	58 844	625 353
40 358	**30 415**	**436 753**	**13 372**	**16 377**	**23 150**	**52 899**	**489 652**	**47 420**	**537 072**
33 701	24 803	354 522	10 368	14 614	17 933	42 915	397 437	31 930	429 367
(772)	**(607)**	**(6 413)**	**(53)**	**(367)**	**(1 058)**	**(1 478)**	**(7 891)**	**(368)**	**(8 259)**
(189)	(90)	(7 766)	(284)	(661)	512	(433)	(8 199)	3 316	(4 883)
39 586	**29 808**	**430 340**	**13 319**	**16 010**	**22 092**	**51 421**	**481 761**	**47 052**	**528 813**
33 512	24 713	346 756	10 084	13 953	18 445	42 482	389 238	35 246	424 484
11 042	**9 282**	**158 955**	**5 650**	**4 674**	**2 445**	**12 769**	**171 724**	**5 172**	**176 896**
9 541	5 268	163 489	4 770	5 891	3 121	13 782	177 271	23 598	200 869
3 928	**2 532**	**71 097**	**275**	**6 736**	**592**	**7 603**	**78 700**	**24 635**	**103 335**
3 724	2 096	68 111	308	936	1 277	2 521	70 632	3 434	74 066
1 020	**998**	**955**	**891**	**999**	**1 180**	**1 037**	**963**	**1 106**	**974**
955	1 008	838	838	878	1 048	930	847	722	836
111	**127**	**140**	**4**	**10**	**28**	**9**	**53**	**38**	**51**
102	112	119	3	8	22	7	44	29	42
1 119	**1 081**	**1 110**	**909**	**1 410**	**1 211**	**1 186**	**1 118**	**1 681**	**1 162**
1 060	1 094	999	862	934	1 123	985	997	799	980
1 151	**1 112**	**1 131**	**917**	**1 022**	**1 249**	**1 076**	**1 125**	**1 264**	**1 136**
1 104	1 134	1 013	855	932	1 148	994	1 009	867	996
13	**16**	**14**	**28**	**(12)**	**3**	**5**	**13**	**(19)**	**11**
13	10	17	28	22	12	20	17	41	20





Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

FY17 RESULTS

RAND AND US$
FOR THE SIX MONTHS ENDED
31 DECEMBER 2016

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

Figures in million	Note	Six months ended 31 December 2016 (Unaudited)	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	Year ended 30 June 2016 (Audited)
Revenue		**9 868**	9 627	8 707	18 334
Cost of sales	2	**(9 066)**	(7 780)	(8 006)	(15 786)
Production costs		**(7 394)**	(6 535)	(6 715)	(13 250)
Amortisation and depreciation		**(1 274)**	(1 084)	(1 086)	(2 170)
Reversal of impairment of assets		**-**	43	-	43
Other items		**(398)**	(204)	(205)	(409)
Gross profit/(loss)		**802**	1 847	701	2 548
Corporate, administration and other expenditure		**(226)**	(227)	(182)	(409)
Social investment expenditure		**(27)**	(33)	(25)	(58)
Exploration expenditure		**(144)**	(88)	(103)	(191)
Loss on scrapping of property, plant and equipment		**-**	(64)	-	(64)
Foreign exchange translation gain/(loss) - net	3	**713**	606	(798)	(192)
Other income/(expenses) - net		**48**	(31)	(11)	(42)
Operating profit/(loss)		**1 166**	2 010	(418)	1 592
Gain on bargain purchase	4	**848**	-	-	-
Profit/(loss) from associates	6	**(13)**	(28)	35	7
Net gain/(loss) on financial instruments		**5**	28	(13)	15
Investment income		**135**	127	114	241
Finance cost		**(128)**	(133)	(141)	(274)
Profit/(loss) before taxation		**2 013**	2 004	(423)	1 581
Taxation		**(474)**	(610)	(22)	(632)
Normal taxation		**(363)**	(122)	(1)	(123)
Deferred taxation		**(111)**	(488)	(21)	(509)
Net profit/(loss) for the period		**1 539**	1 394	(445)	949
Attributable to:					
Owners of the parent		**1 539**	1 394	(445)	949
Earnings/(loss) per ordinary share (cents)	5				
Basic earnings/(loss)		**352**	320	(102)	218
Diluted earnings/(loss)		**333**	306	(102)	213

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the six months ended 31 December 2016 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. These financial statements have not been audited or independently reviewed.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

	Six months ended			Year ended
	31 December 2016	30 June 2016	31 December 2015	30 June 2016
Figures in million	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Net profit/(loss) for the period	1 539	1 394	(445)	949
Other comprehensive income/(loss) for the period, net of income tax	1 076	(329)	472	143
Items that may be reclassified subsequently to profit or loss:	1 076	(333)	472	139
Foreign exchange translation gain/(loss)	(190)	(333)	472	139
Remeasurement of derivative instruments				
Gain deferred on gold hedging contracts	1 591	-	-	-
Deferred tax thereon	(325)	-	-	-
Items that will not be reclassified to profit or loss:	-	4	-	4
Remeasurement of retirement benefit obligation				
Actuarial gain recognised during the year	-	3	-	3
Deferred taxation thereon	-	1	-	1
Total comprehensive income/(loss) for the period	2 615	1 065	27	1 092
Attributable to:				
Owners of the parent	2 615	1 065	27	1 092

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2016 (UNAUDITED)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance - 30 June 2016	28 336	4 252	(4 409)	28 179
Share-based payments	-	182	-	182
Net profit for the period	-	-	1 539	1 539
Other comprehensive income for the period	-	1 076	-	1 076
Dividends paid[1]	-	-	(218)	(218)
Balance - 31 December 2016	28 336	5 510	(3 088)	30 758
Balance - 30 June 2015	28 324	3 787	(5 358)	26 753
Share-based payments	-	99	-	99
Net loss for the period	-	-	(445)	(445)
Other comprehensive income for the period	-	472	-	472
Balance - 31 December 2015	28 324	4 358	(5 803)	26 879

[1] *Dividend of 50 SA cents declared on 15 August 2016.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Note	At 31 December 2016 (Unaudited)	At 30 June 2016 (Audited)	At 31 December 2015 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment	4	**30 639**	29 919	30 101
Intangible assets		**863**	870	878
Restricted cash		**58**	62	55
Restricted investments		**2 584**	2 496	2 434
Investments in associates		**-**	-	10
Investments in financial assets		**5**	5	5
Inventories		**37**	37	36
Trade and other receivables		**185**	172	74
Derivative financial assets	7	**645**	-	-
Total non-current assets		**35 016**	33 561	33 593
Current assets				
Inventories	4	**1 616**	1 167	1 260
Restricted cash		**17**	17	16
Trade and other receivables	6	**820**	654	658
Income and mining taxes		**-**	6	11
Derivative financial assets	7	**1 514**	369	-
Cash and cash equivalents	4	**1 215**	1 256	876
Total current assets		**5 182**	3 469	2 821
Total assets		**40 198**	37 030	36 414
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		**28 336**	28 336	28 324
Other reserves		**5 510**	4 252	4 358
Accumulated loss		**(3 088)**	(4 409)	(5 803)
Total equity		**30 758**	28 179	26 879
Non-current liabilities				
Deferred tax liabilities		**2 849**	2 413	1 926
Provision for environmental rehabilitation	4	**2 721**	2 183	2 364
Retirement benefit obligation		**173**	169	170
Other non-current liabilities		**17**	16	41
Borrowings	8	**1 504**	2 039	3 092
Total non-current liabilities		**7 264**	6 820	7 593
Current liabilities				
Borrowings	8	**-**	300	299
Income and mining taxes		**66**	40	1
Trade and other payables	4	**2 110**	1 691	1 642
Total current liabilities		**2 176**	2 031	1 942
Total equity and liabilities		**40 198**	37 030	36 414

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

		Six months ended			Year ended
		31 December 2016	30 June 2016	31 December 2015	30 June 2016
Figures in million	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flow from operating activities					
Cash generated by operations		**2 280**	2 923	1 736	4 659
Interest and dividends received		**40**	27	47	74
Interest paid		**(74)**	(116)	(39)	(155)
Income and mining taxes (paid)/refunded		**(332)**	(83)	18	(65)
Cash generated by operating activities		**1 914**	2 751	1 762	4 513
Cash flow from investing activities					
(Increase)/decrease in restricted cash		**4**	(5)	(7)	(12)
Decrease in amounts invested in restricted investments		**3**	36	3	39
Loan to associate repaid		**-**	-	7	7
Loan to ARM BBEE Trust		**-**	(200)	-	(200)
Cash on acquisition of Hidden Valley	4	**459**	-	-	-
Net additions to property, plant and equipment	10	**(1 434)**	(1 265)	(1 168)	(2 433)
Cash utilised by investing activities		**(968)**	(1 434)	(1 165)	(2 599)
Cash flow from financing activities					
Borrowings raised	8	**-**	-	300	300
Borrowings repaid	8	**(710)**	(928)	(1 117)	(2 045)
Dividends paid		**(218)**	-	-	-
Cash utilised by financing activities		**(928)**	(928)	(817)	(1 745)
Foreign currency translation adjustments		**(59)**	(9)	29	20
Net increase/(decrease) in cash and cash equivalents		**(41)**	380	(191)	189
Cash and cash equivalents - beginning of period		**1 256**	876	1 067	1 067
Cash and cash equivalents - end of period		**1 215**	1 256	876	1 256

The accompanying notes are an integral part of these condensed consolidated financial statements.

1 Accounting policies

Basis of accounting

The condensed consolidated financial statements for the six months ended 31 December 2016 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listing Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2016, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

The following standards, amendments to standards and new interpretations have been adopted with effect 1 July 2016 and had no impact on the results of the group (other than disclosure where relevant):

| IFRSs | *Annual Improvements 2012-2014 cycle* |
| IAS 1 (Amendments) | *Presentation of Financial Statements* |

New amendments to standards which had an effect on the condensed consolidated financial statements:

| IFRS 11 (Amendments) | *Joint Arrangements - Acquisitions of interests in joint operations* |

The principles and disclosure requirements of IFRS 3 *Business Combinations* were applied to the acquisition of an additional interest in a joint operation which related to Harmony's acquisition of Newcrest Mining Limited's (Newcrest) 50% interest in the Hidden Valley operation in PNG. Refer to note 4 for further details.

2 Cost of sales

	Six months ended			Year ended
	31 December 2016 (Unaudited)	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2016 (Audited)
Figures in million				
Production costs - excluding royalty	**7 246**	6 427	6 652	13 079
Royalty expense	**148**	108	63	171
Amortisation and depreciation	**1 274**	1 084	1 086	2 170
Reversal of impairment[1]	**-**	(43)	-	(43)
Rehabilitation expenditure/(credit)[2]	**82**	(69)	28	(41)
Care and maintenance cost of restructured shafts	**57**	56	58	114
Employment termination and restructuring costs[3]	**61**	1	15	16
Share-based payments	**201**	224	105	329
Other	**(3)**	(8)	(1)	(9)
Total cost of sales	**9 066**	7 780	8 006	15 786

[1] *The net reversal of impairment of long-lived assets in the June 2016 period consists of a reversal of impairment of R738 million on Doornkop, offset by an impairment of R466 million on Hidden Valley and R229 million on Masimong.*

[2] *Included in the total for the June 2016 period is a credit of R110 million relating to the change in estimate following the annual reassessment.*

[3] *The R61 million recorded for the six months ended 31 December 2016 relates to consulting and contractor fees resulting from the acquisition of Newcrest's 50% interest in the Hidden Valley operation.*

3 Foreign exchange translation gain/(loss)

	Six months ended			Year ended
	31 December 2016 (Unaudited)	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2016 (Audited)
Figures in million				
Translation gain/(loss) on US$ revolving credit facility (a)	**134**	135	(800)	(665)
Unrealised derivative gain (b)	**200**	369	-	369
Realised derivative gain (b)	**394**	77	-	77
Other	**(15)**	25	2	27
Total foreign exchange translation gain/(loss)	**713**	606	(798)	(192)
Rand/US$ exchange rate:				
Closing/spot	**13.79**	14.72	15.62	14.72
Average	**13.98**	15.39	13.62	14.50

a) Refer to note 8 for details on the US$ revolving credit facility.
b) Refer to note 7 for details relating to the forex hedging contracts.

4 Acquisition of full ownership of Hidden Valley

Background prior to the transaction

The group had a 50% interest in the mining and exploration assets located in the Morobe province, PNG. Newcrest Mining Limited (Newcrest) owned the remaining 50% interest in these assets. The assets include the Hidden Valley mine and the Wafi-Golpu projects. This partnership was formed during the 2009 financial year through a range of transactions, and was completed by 30 June 2009. This partnership was considered a joint arrangement and was assessed to be a joint operation.

Hidden Valley transaction

On 19 September 2016 Harmony announced the agreement to purchase Newcrest PNG 1 Ltd, the wholly owned subsidiary of Newcrest which holds Newcrest's 50% interest in the Hidden Valley joint venture, for a cash consideration of US$1. As part of the transaction, Newcrest made a once-off contribution of US$22.5 million (R309 million) towards Hidden Valley's future estimated environmental liability. The transaction was conditional upon certain regulatory approvals which were obtained on 25 October 2016 and Harmony gained control over Hidden Valley on this date.

The completion of the transaction gives Harmony 100% ownership of the Hidden Valley mine and surrounding exploration tenements. The acquisition of the additional 50% interest in the Hidden Valley mine is aligned with the group's growth aspirations. The Hidden Valley operation is an open-pit gold and silver mining operation which includes the processing plant. The mine reached commercial levels of production in the 2009 financial year. There is an established quality management team that have good relationships with key stakeholders including the community and a stable workforce. Full ownership of the mine has enabled management to commit to the re-investment of capital at the operation (previously delayed by the joint venture partners) and commence the stripping of stages 5 and 6 which is expected to extend the life of mine of the operation.

Since the close of the transaction, the additional 50% interest in Hidden Valley contributed revenue of R198 million and R5 million loss to the group. If the acquisition had occurred on 1 July 2016 , the group's unaudited consolidated revenue would have increased by R533 million and profit would have decreased by R34 million.

IFRS does not currently provide guidance how to account for step-up transactions from joint operations to control and the group has elected to apply the principles of IFRS 3 *Business Combinations* to such transactions. The purchase price allocation has been prepared on a provisional basis in accordance with IFRS 3.

If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the below amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Consideration transferred

The cash consideration paid to acquire Newcrest's 50% interest in Hidden Valley amounted to US$1. The group acquired a cash balance of R459 million which is presented within the cash flow statement as a net inflow of cash from investing activities. The cash paid by Newcrest as a once-off contribution to the rehabilitation liability is included in the cash balance presented as part of the net assets acquired in the transaction.

Acquisition related costs

The Group incurred acquisition related costs of R4 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.

Identifiable assets acquired and liabilities assumed

The fair value of the identifiable net assets acquired was determined on the expected discounted cash flows based on the life-of-mine plan of Hidden Valley at a post-tax real discount rate of 12.53%, exchange rate of PGK/US$3.17, gold price of US$1 189/oz and silver price of US$17.80/oz. The valuation was performed at 26 October 2016. The fair values are as follows:

4 Acquisition of Hidden Valley continued

Figures in million	Previously held interest	Acquired interest[1]	Total (100%)
Fair value of identifiable net assets acquired			
Property, plant and equipment	636	636	1 272
Inventories (current)	491	491	982
Trade and other receivables (current)	22	19	41
Cash and cash equivalents	54	459	513
Provision for environmental rehabilitation	(483)	(483)	(966)
Trade and other payables (current)	(114)	(274)	(388)
	606	848	1 454
Less fair value of previously held interest [2]			(606)
Net fair value of identifiable net assets acquired			848

[1] Harmony acquired the legal entity which held Newcrest's interest in Hidden Valley. This subsidiary contained certain assets and liabilities which were different to those held by Harmony with respect to its interest in Hidden Valley.

[2] The fair value of the previously held interest equalled the carrying amount of the assets and liabilities recognised by Harmony relating to the previously held interest at the date of acquisition and no gain or loss was recognised with respect to the deemed disposal of the previously held interest.

The fair value of the previously held interest at 30 June 2016 was R615 million which consisted of Harmony's long term assets and related rehabilitation provision for its interest in Hidden Valley totalling R319 million and the working capital relating to Harmony's interest in Hidden Valley totalling R296 million.

On the date of acquisition, the fair value of the previously held interest does not equal 50% of the fair value of the total identifiable assets and liabilities assumed primarily because the acquired legal entity which held Newcrest's interest in Hidden Valley included the cash paid by Newcrest (R309 million or US$22.5 million) and other assets and liabilities which differed from the assets and liabilities held in Harmony's previously held interest.

Gain on bargain purchase

A gain on bargain purchase arising from the acquisition has been determined as follows:

Figures in million	
Consideration paid	-
Fair value of identifiable net assets acquired	848
Gain on bargain purchase	**848**

Since Harmony only paid US$1 for the 50% share a gain on bargain purchase results. A strategic review of the Hidden Valley operation conducted by Newcrest resulted in their decision to exit the operation as it represented a non-core asset.

FOR THE SIX MONTHS ENDED 31 DECEMBER 2016 (RAND)

5 Earnings/(loss) per share

	Six months ended			Year ended
	31 December 2016 (Unaudited)	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2016 (Audited)
Weighted average number of shares (million)	437.3	436.3	435.2	435.7
Weighted average number of diluted shares (million)	462.1	455.9	436.9	446.4
Total earnings/(loss) per share (cents):				
Basic earnings/(loss)	352	320	(102)	218
Diluted earnings/(loss)	333	306	(102)	213
Headline earnings/(loss)	150	324	(103)	221
Diluted headline earnings/(loss)	142	310	(103)	216
Figures in million				
Reconciliation of headline earnings/(loss):				
Net profit/(loss)	1 539	1 394	(445)	949
Adjusted for:				
Gain on bargain purchase [1]	(848)	-	-	-
Reversal of impairment of assets	-	(43)	-	(43)
Taxation effect on reversal of impairment of assets	-	12	-	12
Profit on sale of property, plant and equipment	(43)	(3)	(4)	(7)
Taxation effect on profit on sale of property, plant and equipment	9	-	-	1
Loss on scrapping of property, plant and equipment	-	64	-	64
Taxation effect on loss on scrapping of property, plant and equipment	-	(12)	-	(12)
Headline earnings/(loss)	**657**	**1 412**	**(449)**	**964**

[1] *There is no taxation effect on this item.*

6 Investment in associate

Harmony's gross portion of the subordinated shareholders' loan extended to Rand Refinery Proprietary Limited (Rand Refinery) in December 2014 amounts to R120 million. This loan forms part of the net investment in associate. For the six months ended 31 December 2016, Harmony set off its share of losses from associate of R13 million against the loan. The recoverable amount of the loan at 31 December 2016 is R49 million (June 2016: R62 million; December 2015: R80 million). The shareholders are in the process of entering into and finalising agreements which will result in the conversion of the loan into shares. Harmony holds a 10.38% share in Rand Refinery.

7 Derivative financial assets

Figures in million	At 31 December 2016 (Unaudited)	At 30 June 2016 (Audited)	At 31 December 2015 (Unaudited)
Non-current			
Gold forward sale contracts (a)	645	-	-
Current			
Gold forward sale contracts (a)	946	-	-
Foreign exchange hedging contracts (b)	568	369	-

(a) During July 2016, Harmony started a hedging programme and entered into gold forward sale contracts (gold hedge contracts) for a total of 13 440 kg (432 000 oz) over a period of 24 months. Cash flow hedge accounting is applied to these contracts, resulting in the unrealised gains and losses being recorded in other comprehensive income (other reserves). During the six months ended 31 December 2016, the contracts that matured realised a gain of R233 million which has been included in revenue.

7 Derivative financial assets continued

(b) Harmony has entered into foreign exchange hedging contracts (forex hedging contracts) in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US Dollar exchange rate at which to convert US dollars to Rands. The nominal value of open forex hedging contracts at 31 December 2016 is US$442 million (30 June 2016: US$500 million). The hedging contracts are spread over a 12 month period with a weighted average cap price of US$1=R 17.23 (30 June 2016: US$1=R18.27) and weighted average floor price of US$1=R15.30 (30 June 2016: US$1=R15.55). As hedge accounting is not applied, the gains have been recorded in the income statement. Refer to note 3 for further details.

8 Borrowings

During the six months ended 31 December 2016, R300 million was repaid on the R1.3 billion Nedbank revolving credit facility. US$30 million (R410 million) was repaid on the US$ revolving credit facility. Refer to note 3 for details on the foreign exchange translation movement.

Figures in million	US$ facility US dollar	Rand facility SA rand
Borrowings summary at 31 December 2016		
Facility	250	1 300
Drawn down	110	-
Undrawn committed borrowing facilities	140	1 300
Maturity	February 2018	February 2017
Interest rate	LIBOR + 3%	JIBAR + 3.5%

On 23 December 2016, the Nedbank facility was extended on the same terms until 23 February 2017. Harmony is currently finalising a similar Rand denominated facility.

9 Financial risk management activities

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets;

Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);

Level 3:   Inputs for the asset that are not based on observable market data (that is unobservable inputs).

The following table presents the group's assets and liabilities that are measured at fair value at reporting date:

	Fair value hierarchy level	At 31 December 2016 (Unaudited)	At 30 June 2016 (Audited)	At 31 December 2015 (Unaudited)
Available-for-sale financial assets				
Investment in financial assets[1]	Level 3	5	5	5
Fair value through profit or loss financial assets				
Restricted investments[2]	Level 2	643	639	614
Derivative financial assets[3]	Level 2	2 159	369	-

[1] Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.

[2] The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds.

[3] The mark-to market remeasurement of the forex hedging contracts (zero cost collars) is derived from a Black-Scholes valuation technique, derived from spot Rand/US$ exchange rate inputs and discounted at market interest rate. The mark-to-market remeasurement of the gold hedging contracts (forward sale contracts) is derived from spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.

For all other financial instruments, fair value approximates carrying value.

10 Net additions to property, plant and equipment

	Six months ended			Year ended
	31 December 2016	30 June 2016	31 December 2015	30 June 2016
Figures in million	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Capital expenditure - operations	1 136	1 125	1 027	2 152
Capital and capitalised exploration and evaluation expenditure for Golpu	116	126	114	240
Additions resulting from stripping activities at Hidden Valley	226	14	28	42
Other[1]	(44)	-	(1)	(1)
Net additions	**1 434**	**1 265**	**1 168**	**2 433**

[1] *Includes sale of Ernest Oppenheimer Hospital in the six months ended 31 December 2016.*

11 Commitments and contingencies

	At 31 December 2016	At 30 June 2016	At 31 December 2015
Figures in million	(Unaudited)	(Audited)	(Unaudited)
Capital expenditure commitments:			
Contracts for capital expenditure	311	264	166
Authorised by the directors but not contracted for	1 298	516	1 607
	1 609	780	1 773

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2016, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2016.

12 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

(a) Movement in shares owned by directors/prescribed officers for the six months ended 31 December 2016:

Name of director/prescribed officer	Shares purchased in open market	Shares sold in open market	Performance shares vested and retained
Frank Abbott (Financial director) [1]	-	-	84 952
Beyers Nel (Chief Operating Officer: SA)	-	-	14 646
Johannes van Heerden (Chief executive officer (South East Asia))	-	-	25 000

[1] *These shares have been voluntarily locked-up in terms of the minimum shareholding requirement of the 2006 Share Plan but remains beneficially owned.*

13 Subsequent events

On 31 January 2017, the board declared a dividend of 50 SA cents for the six months ended 31 December 2016 payable on 20 March 2017.

14 Segment report

The segment report follows on page 24.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2016 (RAND)

15 Reconciliation of segment information to condensed consolidated income statements and balance sheets

	Six months ended	
	31 December 2016 (Unaudited)	31 December 2015 (Unaudited)
Figures in million		
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	**9 868**	8 707
Total segment production costs	**(7 394)**	(6 715)
Production profit per segment report	**2 474**	1 992
Amortisation and depreciation	**(1 274)**	(1 086)
Other cost of sales items	**(398)**	(205)
Gross profit/(loss) as per income statements[1]	**802**	701

[1] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At 31 December 2016 (Unaudited)	At 31 December 2015 (Unaudited)
Figures in million		
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**1 280**	1 277
Undeveloped property	**5 139**	5 139
Other non-mining assets	**160**	183
Wafi-Golpu assets	**1 769**	1 814
	8 348	8 413

SEGMENT REPORT (RAND/METRIC)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2016 (RAND)

	Revenue 31 December		Production cost 31 December		Production profit/(loss) 31 December		Mining assets 31 December		Capital expenditure# 31 December		Kilograms produced 31 December		Tonnes milled 31 December	
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	R million		R million		R million		R million		R million		kg		t'000	
South Africa														
Underground														
Tshepong	**1 404**	1 243	**1 016**	902	**388**	341	**4 251**	4 079	**194**	139	**2 439**	2 525	**518**	553
Phakisa	**1 257**	1 002	**827**	674	**430**	328	**4 188**	4 274	**158**	161	**2 179**	2 026	**344**	356
Bambanani	**852**	883	**435**	410	**417**	473	**777**	810	**42**	53	**1 480**	1 796	**123**	126
Joel	**772**	610	**490**	439	**282**	171	**821**	673	**120**	112	**1 298**	1 192	**268**	278
Doornkop	**779**	686	**599**	539	**180**	147	**2 986**	2 237	**111**	92	**1 318**	1 374	**317**	314
Target 1	**657**	1 032	**659**	633	**(2)**	399	**2 795**	2 840	**140**	161	**1 151**	2 088	**384**	380
Kusasalethu	**1 263**	984	**1 021**	935	**242**	49	**3 636**	3 661	**139**	163	**2 181**	1 989	**323**	382
Masimong	**708**	655	**554**	522	**154**	133	**453**	797	**55**	53	**1 231**	1 334	**331**	349
Unisel	**547**	463	**417**	374	**130**	89	**527**	567	**35**	30	**948**	939	**217**	222
Surface														
All other surface operations	**899**	734	**718**	617	**181**	117	**434**	474	**107**	23	**1 587**	1 537	**5 618**	5 467
Total South Africa	**9 138**	**8 292**	**6 736**	**6 045**	**2 402**	**2 247**	**20 868**	**20 412**	**1 101**	987	**15 812**	16 800	**8 443**	8 427
International														
Hidden Valley	**730**	415	**658**	670	**72**	(255)	**1 423**	1 276	**344**	50	**1 415**	881	**1 233**	735
Total international	**730**	**415**	**658**	**670**	**72**	**(255)**	**1 423**	**1 276**	**344**	**50**	**1 415**	**881**	**1 233**	**735**
Total operations	**9 868**	**8 707**	**7 394**	**6 715**	**2 474**	**1 992**	**22 291**	**21 688**	**1 445**	**1 037**	**17 227**	**17 681**	**9 676**	**9 162**
Reconciliation of the segment information to the condensed consolidated financial statements (refer to note 15)							**8 348**	8 413						
	9 868	8 707	**7 394**	6 715	**2 474**	**1 992**	**30 639**	30 101						

Capital expenditure for international operations exclude expenditure spent on Golpu of R112 million (2015: R114 million).

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

	Six months ended			Year ended
Figures in million	**31 December 2016 (Unaudited)**	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2016 (Audited)
Revenue	**706**	625	639	1 264
Cost of sales	**(648)**	(505)	(588)	(1 088)
Production costs	**(529)**	(424)	(493)	(914)
Amortisation and depreciation	**(91)**	(70)	(80)	(149)
Reversal of impairment of assets	**-**	3	-	3
Other items	**(28)**	(14)	(15)	(28)
Gross profit/(loss)	**58**	120	51	176
Corporate, administration and other expenditure	**(16)**	(15)	(13)	(28)
Social investment expenditure	**(2)**	(2)	(2)	(4)
Exploration expenditure	**(10)**	(6)	(7)	(13)
Loss on scrapping of property, plant and equipment	**-**	(4)	-	(4)
Foreign exchange translation gain/(loss) - net	**51**	39	(59)	(13)
Other income/(expenses) - net	**3**	(2)	(1)	(3)
Operating profit/(loss)	**84**	130	(31)	111
Gain on bargain purchase	**61**	-	-	-
Profit/(loss) from associates	**(1)**	(2)	3	-
Net gain/(loss) on financial instruments	**-**	2	(1)	1
Investment income	**10**	8	8	16
Finance cost	**(9)**	(9)	(10)	(19)
Profit/(loss) before taxation	**145**	129	(31)	109
Taxation	**(34)**	(40)	(2)	(43)
Normal taxation	**(26)**	(8)	-	(8)
Deferred taxation	**(8)**	(32)	(2)	(35)
Net profit/(loss) for the period	**111**	89	(33)	66
Attributable to:				
Owners of the parent	**111**	89	(33)	66
Earnings/(loss) per ordinary share (cents)				
Basic earnings/(loss)	**25**	21	(7)	15
Diluted earnings/(loss)	**24**	20	(7)	15

The currency conversion average rates for the six months ended 31 December 2016: US$1 = R13.98 (June 2016: US$1 = R15.39, December 2015: US$1 = R13.62). For year ended: June 2016: US$1 = R14.50.

The income statement for the year ended 30 June 2016 has been extracted from the 2016 annual financial statements.

Note on convenience translations

Except where specific statements have been extracted from the 2016 annual financial statements, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates* , have not necessarily been applied in the translation of the US Dollar financial statements presented on page 25 to 29.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION)

Figures in million	Six months ended 31 December 2016 (Unaudited)	Six months ended 30 June 2016 (Unaudited)	Six months ended 31 December 2015 (Unaudited)	Year ended 30 June 2016 (Audited)
Net profit/(loss) for the period	**111**	89	(33)	66
Other comprehensive income/(loss) for the period, net of income tax	**77**	(22)	35	(375)
Items that may be reclassified subsequently to profit or loss:	**77**	(22)	35	(375)
Foreign exchange translation gain/(loss)	**(14)**	(22)	35	(375)
Remeasurement of derivative instruments				
Gain deferred on gold hedging contracts	**114**	-	-	-
Deferred tax thereon	**(23)**	-	-	-
Total comprehensive income/(loss) for the period	**188**	67	2	(309)
Attributable to:				
Owners of the parent	**188**	67	2	(309)

The currency conversion average rates for the six months ended 31 December 2016: US$1 = R13.98 (June 2016: US$1 = R15.39, December 2015: US$1 = R13.62). For year ended: June 2016: US$1 = R14.50.

The statement of comprehensive income for the year ended 30 June 2016 has been extracted from the 2016 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2016 (CONVENIENCE TRANSLATION) (UNAUDITED)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance - 30 June 2016	**2 055**	**308**	**(320)**	**2 043**
Share-based payments	**-**	**13**	**-**	**13**
Net profit for the period	**-**	**-**	**112**	**112**
Other comprehensive income for the period	**-**	**78**	**-**	**78**
Dividends paid[1]	**-**	**-**	**(16)**	**(16)**
Balance - 31 December 2016	**2 055**	**399**	**(224)**	**2 230**
Balance - 30 June 2015	1 813	242	(343)	1 712
Share-based payments	-	6	-	6
Net loss for the period	-	-	(28)	(28)
Other comprehensive income for the period	-	30	-	30
Balance - 31 December 2015	1 813	278	(371)	1 720

[1] *Dividend of 50 SA cents declared on 15 August 2016.*

The currency conversion closing rates for the period ended 31 December 2016: US$1 = R13.79 (December 2015: US$1 = R15.62).

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(CONVENIENCE TRANSLATION)

Figures in million	At 31 December 2016 (Unaudited)	At 30 June 2016 (Audited)	At 31 December 2015 (Unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	**2 222**	2 033	1 927
Intangible assets	**63**	59	56
Restricted cash	**4**	4	4
Restricted investments	**187**	170	156
Inventories	**3**	3	2
Trade and other receivables	**13**	12	5
Derivative financial assets	**47**	-	-
Total non-current assets	**2 539**	2 281	2 150
Current assets			
Inventories	**117**	79	81
Restricted cash	**1**	1	1
Trade and other receivables	**60**	44	42
Income and mining taxes	**-**	-	1
Derivative financial assets	**110**	25	-
Cash and cash equivalents	**88**	85	56
Total current assets	**376**	234	181
Total assets	**2 915**	2 515	2 331
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	**2 055**	4 036	1 813
Other reserves	**399**	(1 591)	278
Accumulated loss	**(224)**	(531)	(371)
Total equity	**2 230**	1 914	1 720
Non-current liabilities			
Deferred tax liabilities	**207**	164	123
Provision for environmental rehabilitation	**197**	148	151
Retirement benefit obligation	**13**	11	11
Other non-current liabilities	**1**	1	3
Borrowings	**109**	139	198
Total non-current liabilities	**527**	463	486
Current liabilities			
Borrowings	**-**	20	20
Income and mining taxes	**5**	3	-
Trade and other payables	**153**	115	105
Total current liabilities	**158**	138	125
Total equity and liabilities	**2 915**	2 515	2 331

The balance sheet for December 2016 converted at a conversion rate of US$1 = R13.79 (June 2016: US$1 = R14.72, December 2015: US$1 = R15.62).

The balance sheet at 30 June 2016 has been extracted from the 2016 annual financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

	Six months ended			Year ended
Figures in million	**31 December 2016 (Unaudited)**	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2016 (Audited)
Cash flow from operating activities				
Cash generated by operations	**163**	190	127	322
Interest and dividends received	**3**	2	3	5
Interest paid	**(5)**	(8)	(3)	(11)
Income and mining taxes (paid)/refunded	**(24)**	(5)	1	(4)
Cash generated by operating activities	**137**	179	128	312
Cash flow from investing activities				
(Increase)/decrease in restricted cash	**-**	-	-	(1)
Decrease in amounts invested in restricted investments	**-**	2	-	3
Loan to associate repaid	**-**	-	1	-
Loan to ARM BBEE Trust	**-**	(13)	-	(14)
Cash on acquisition of Hidden Valley	**33**	-	-	-
Net additions to property, plant and equipment	**(103)**	(82)	(86)	(168)
Cash utilised by investing activities	**(70)**	(93)	(85)	(180)
Cash flow from financing activities				
Borrowings raised	**-**	-	22	24
Borrowings repaid	**(51)**	(60)	(82)	(138)
Dividends paid	**(16)**	-	-	-
Cash utilised by financing activities	**(67)**	(60)	(60)	(114)
Foreign currency translation adjustments	**3**	3	(15)	(21)
Net increase/(decrease) in cash and cash equivalents	**3**	29	(32)	(3)
Cash and cash equivalents - beginning of period	**85**	56	88	88
Cash and cash equivalents - end of period	**88**	85	56	85

The currency conversion average rates for the six months ended December 2016: US$1 = R13.98 (June 2016: US$1 = R15.39, December 2015: US$1 = R13.62). For year ended: June 2016: US$1 = R14.50.

Closing balance translated at closing rates of: 31 December 2016: US$1 = R13.79 (30 June 2016: US$1 = R14.72, 31 December 2015: US$1 = R15.62).

The cash flow statement for the year ended 30 June 2016 has been extracted from the 2016 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2016 (CONVENIENCE TRANSLATION) (UNAUDITED)

	Revenue 31 December US$ million		Production cost 31 December US$ million		Production profit/(loss) 31 December US$ million		Mining assets 31 December US$ million		Capital expenditure# 30 December US$ million		Ounces produced 31 December oz		Tons milled 31 December t'000	
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
South Africa														
Underground														
Tshepong	100	91	73	66	27	25	308	261	14	10	78 416	81 181	571	610
Phakisa	90	74	59	50	31	24	304	274	11	12	70 057	65 137	379	392
Bambanani	61	65	31	30	30	35	56	52	3	4	47 583	57 743	135	139
Joel	55	45	35	32	20	13	60	43	9	8	41 732	38 323	295	306
Doornkop	56	50	43	40	13	10	217	143	8	7	42 375	44 175	349	346
Target 1	47	76	47	47	-	29	203	182	10	12	37 005	67 131	424	419
Kusasalethu	90	72	73	69	17	3	264	234	10	12	70 121	63 948	357	421
Masimong	51	48	40	38	11	10	33	51	4	4	39 578	42 889	365	384
Unisel	39	34	30	27	9	7	38	36	3	2	30 479	30 190	240	245
Surface														
All other surface operations	65	54	51	45	14	9	30	30	8	2	51 023	49 417	6 194	6 028
Total South Africa	654	609	482	444	172	165	1 513	1 306	80	73	508 369	540 134	9 309	9 290
International														
Hidden Valley	52	30	47	49	5	(19)	103	82	25	3	45 493	28 325	1 360	810
Total international	52	30	47	49	5	(19)	103	82	25	3	45 493	28 325	1 360	810
Total operations	706	639	529	493	177	146	1 616	1 388	105	76	553 862	568 459	10 669	10 100

Capital expenditure for international operations exclude expenditure spent on Golpu of US$8 million (2015: US$8 million).

DEVELOPMENT RESULTS

6 MONTH AVG. JULY 2016 – DECEMBER 2016

METRIC

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	512	432	8.86	125.06	1 108
B Reef	279	236	142.78	5.08	725
All Reefs	**791**	**668**	**56.17**	**17.32**	**973**
Phakisa					
Basal	682	700	54.91	23.64	1 298
All Reefs	**682**	**700**	**54.91**	**23.64**	**1 298**
Bambabani					
Basal	41	56	148.00	17.42	2 579
All Reefs	**41**	**56**	**148.00**	**17.42**	**2 579**
Doornkop					
Main Reef		90	99.57	2.77	275
South Reef	675	648	51.96	21.42	1 113
All Reefs	**675**	**738**	**57.77**	**17.50**	**1 011**
Kusasalethu					
VCR Reef	508	560	108.72	15.76	1 713
All Reefs	**508**	**560**	**108.72**	**15.76**	**1 713**
Target 1					
Elsburg	104	116	292.48	5.59	1 636
All Reefs	**104**	**116**	**292.48**	**5.59**	**1 636**
Masimong 5					
Basal	636	580	85.72	12.76	1 094
B Reef	430	456	107.06	15.66	1 677
All Reefs	**1 066**	**1036**	**95.11**	**14.20**	**1 350**
Unisel					
Basal	477	258	133.06	8.47	1 128
Leader	706	690	194.99	5.79	1 130
All Reefs	**1 183**	**948**	**178.13**	**6.34**	**1 129**
Joel					
Beatrix	763	792	149.45	8.32	1 243
All Reefs	**763**	**792**	**149.45**	**8.32**	**1 243**
Total Harmony					
Basal	2 347	2 026	66.44	18.26	1 213
Beatrix	763	792	149.45	8.32	1 243
Leader	706	690	194.99	5.79	1 130
B Reef	709	692	119.24	11.34	1 352
Elsburg	104	116	292.48	5.59	1 636
South Reef	675	648	51.96	21.42	1 113
VCR	508	560	108.72	15.76	1 713
Main Reef		90	99.57	2.77	275
All Reefs	**5 811**	**5 614**	**108.21**	**11.61**	**1 256**

IMPERIAL

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	1 681	1 417	3.00	4.24	13
B Reef	914	774	56.00	0.15	8
All Reefs	**2 595**	**2 192**	**22.00**	**0.51**	**11**
Phakisa					
Basal	2 237	2 297	22.00	0.68	15
All Reefs	**2 237**	**2 297**	**22.00**	**0.68**	**15**
Bambabani					
Basal	133	184	58.00	0.51	30
All Reefs	**133**	**184**	**58.00**	**0.51**	**30**
Doornkop					
Main Reef		295	39.00	0.08	3
South Reef	2 213	2 126	20.00	0.64	13
All Reefs	**2 213**	**2 421**	**23.00**	**0.50**	**12**
Kusasalethu					
VCR Reef	1 668	1 837	43.00	0.46	20
All Reefs	**1 668**	**1 837**	**43.00**	**0.46**	**20**
Target 1					
Elsburg	342	381	115.00	0.16	19
All Reefs	**342**	**381**	**115.00**	**0.16**	**19**
Masimong 5					
Basal	2 087	1 903	34.00	0.37	13
B Reef	1 410	1 496	42.00	0.46	19
All Reefs	**3 497**	**3 399**	**37.00**	**0.42**	**16**
Unisel					
Basal	1 564	846	52.00	0.25	13
Leader	2 316	2 264	77.00	0.17	13
All Reefs	**3 880**	**3 110**	**70.00**	**0.19**	**13**
Joel					
Beatrix	2 502	2 598	59.00	0.24	14
All Reefs	**2 502**	**2 598**	**59.00**	**0.24**	**14**
Total Harmony					
Basal	7 701	6 647	26.00	0.54	14
Beatrix	2 502	2 598	59.00	0.24	14
Leader	2 316	2 264	77.00	0.17	13
B Reef	2 324	2 270	47.00	0.33	16
Elsburg	342	381	115.00	0.16	19
South Reef	2 213	2 126	20.00	0.64	13
VCR	1 668	1 837	43.00	0.46	20
Main Reef		295	39.00	0.08	3
All Reefs	**19 066**	**18 419**	**43.00**	**0.34**	**14**



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